October 25, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (301)774-8434

Mr. Hunter R. Hollar
President and Chief Executive Officer
Sandy Spring Bancorp, Inc.
17801 Georgia Avenue
Olney, Maryland 20832

Re:	Sandy Spring Bancorp, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 11, 2005
	File No. 000-19065

Dear Mr. Hollar:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Financial Statements as of and for the years ended December 31,
2004
and 2003

Note 3 - Investments Available for Sale, page 38

1. Please explain in your response letter your use of an average life for mortgage-backed securities in the tabular presentation of available-for-sale securities by contractual maturity, including the average life or lives used in your disclosure, considering the guidance in paragraph 20 of FAS 115. Please revise future filings as necessary to clarify your disclosure.


Note 7 - Goodwill and Other Intangible Assets, page 43

2. Please provide in your response letter your goodwill impairment analyses, including the facts and circumstances leading to the determination of the impairment charge recorded in the fourth quarter of 2004.  Please include all qualitative and quantitative details you
considered in the two-step impairment test outlined in paragraphs
18-
25.  Please clearly indicate what particular facts and
circumstances
existed in the fourth quarter that did not exist in prior periods. For example, we note that total leases outstanding significantly decreased each year since your acquisition of this entity in 2000, and as early as 2003 total leases outstanding represented approximately half of the December 31, 2000 balance. We remind you that paragraph 17 of SFAS 142 requires impairment testing more frequently than annually if events or circumstances indicate a possible impairment. Please also revise future filings to disclose the facts and circumstances surrounding the impairment charge and any
other information considered necessary, as prescribed by paragraph
47
of FAS 142.

3. Please describe in your response letter your accounting policy for
Unidentifiable Intangible Assets Resulting from Branch
Acquisitions,
and include your accounting policy in Note 1 - Significant
Accounting
Policies in future filings.  Refer to FAS 147 and paragraphs 5 and
6
of FAS 72, as amended.


Note 9 - Short-term Borrowings

4. Please include the disclosures prescribed by Item VII of Guide
3
for each of the last three fiscal years in future filings. Refer to
Guide 3 general instruction (a).


* * * * *

 As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Amanda Roberts, Staff Accountant, at
(202)551-
3417 or me at (202)551-3492 if you have questions.


      Sincerely,



      John P. Nolan
      Accounting Branch Chief


Mr. Hunter R. Hollar
Sandy Spring Bancorp, Inc.
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